Exhibit 99.1

fully renewable fully electricTM

SNOW LAKE LITHIUM ANNOUNCES CFO TRANSITION

MANITOBA, CAN, July 11, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), today announced the resignation of Chief Financial Officer, Mario Miranda, and the concurrent appointment of Keith Li as successor, effective June 30th, 2022. Mr. Miranda provided his notice of resignation in April 2022 and agreed to remain at the Company in order to facilitate the transition plan. The Board of Directors conducted an extensive search process and approved the appointment of Mr. Li on June 3rd, 2022.

Mr. Miranda has served as Snow Lake’s Chief Financial Officer since February 2021 and provided integral financial leadership to the Company through its initial public offering in November 2021. Mr. Miranda is departing the Company to pursue other opportunities.

Mr. Li joins Snow Lake Lithium with over 15 years of experience in accounting, audit and executive level financial management. Prior to joining Snow Lake, Mr. Li held the role of Chief Financial Officer with Branson Corporate Services Ltd., providing outsourced fractional CFO functions and executive level financial services to public companies, including preparation of IFRS-compliant financial statements and MD&A. Mr. Li’s relevant public company engagements included Jubilee Gold Exploration (TSXV: JUB) and US Critical Metals Corp. (TSXV: USCM).

Previously, he served roles as Manager, External Reporting at Sears Canada Inc., and Senior Auditor at McGovern, Hurley, LLP. Mr. Li is a Chartered Professional Accountant and holds a Bachelor of Commerce in Finance from McGill University.

Philip Gross, CEO and Chairman of Snow Lake, commented, “On behalf of our board and management team, I am pleased to welcome Keith to Snow Lake and we are excited to have his financial expertise during such a transformative period for the Company. We look forward to the financial stewardship and proven success Keith will bring as we continue to progress towards our goal of commerical lithium production.”

CEO Philip Gross, added, “We would also like to thank Mario Miranda for his hard work and dedication to the Company over the past year and a half. Mario was instrumental in Snow Lake’s transition to becoming a public company and we wish him well in his future endeavors.”

Mr. Li, concluded, “I am excited and honored to be joining the Company at such a pivotal moment in an evolving industry. The Snow Lake team is highly motivated in becoming an integral component in the North American EV ecosystem and I look forward to working with the existing management team to achieve this goal.”

www.SnowLakeLithium.com

Legal Address	Mailing Address

242 Hargrave St #1700,	Snow Lake Resources ltd
Winnipeg, MB R3C 0V1	PO Box 126 Simcoe Ont N3Y
Canada	4K8

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About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Snow Lake LithiumTM Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

For more information, please contact:

media@snowlakelithium.com

ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

LinkedIn: https://www.linkedin.com/company/snow-lake-resources

www.SnowLakeLithium.com

Legal Address	Mailing Address

242 Hargrave St #1700,	Snow Lake Resources ltd
Winnipeg, MB R3C 0V1	PO Box 126 Simcoe Ont N3Y
Canada	4K8